Exhibit 15.3

HYDROCARBON PRODUCTION BY GEOGRAPHIC AREA

The following table sets forth our production of crude oil, natural gas, synthetic oil and synthetic gas by geographic area in 2025, 2024 and 2023:

	2025 (1)			2024 (1)			2023(1)
	Oil + NGL (mbbl) (5)	Nat. Gas (mmcf) (2) (6)	Total (mboe)	Oil + NGL (mbbl) (5)	Nat. Gas (mmcf) (2) (6)	Total (mboe)	Oil + NGL (mbbl) (5)	Nat. Gas (mmcf) (2) (6)	Total (mboe)
Brazil	874,362	404,864	946,470	787,784	341,172	848,548	814,462	364,486	879,379

Búzios field (3)	243,870	71,096	256,533	207,417	48,381	216,034	200,306	31,577	205,930
Other	630,492	333,768	689,938	580,367	292,791	632,515	614,156	332,909	673,449
International:
South America (outside of Brazil) (7)	785	43,356	8,507	844	48,778	9,532	889	50,710	9,921
North America	-	-	-	-	-	-	-	-	-
Total International	785	43,356	8,507	844	48,778	9,532	889	50,710	9,921

Total consolidated production	875,147	448,220	954,978	788,628	389,950	858,080	815,351	415,196	889,300

Equity method investees (4):
South America (outside of Brazil)	-	-	-	-	-	-	-	-	-
North America	2,359	886	2,517	2,584	1,107	2,781	2,528	1,169	2,736
Africa	-	-	-	-	-	-	-	-	-

Worldwide production	877,507	449,106	957,495	791,212	391,058	860,861	817,879	416,365	892,036

(1) Apparent differences in the sum of the numbers are due to rounding.

(2) Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and reinjected gas and gas consumed in operations.

(3) The Búzios field is separately included as it contains more than 15 % of our total proved reserves.

(4) Equity-accounted investees.

(5) Oil production includes production from EWT and NGL.

(6) Conversion rate for gas is 1 boe = 5,614.65 cf.

(7) Production in Argentina is non-conventional and was formerly reported as Synthetic Oil/Gas. Non-conventional oil production in Argentina is 289 mbbl (2025), 297 mbbl (2024), and 299 mbbl (2023). Gas production in Argentina is 17,20 mmcf (2025), 20,09 mmcf (2024) and 20,39 mmcf (2023)